

March 18, 2011

Learned J. Hand
Chief Executive Officer
Wellstone Filter Sciences, Inc.
300 Market Street, Suite 130-13
Chapel Hill, NC 27516

> **Re:** **Wellstone Filter Sciences, Inc.**
> **Amended Preliminary Information Statement on Schedule 14C**
> **File No. 000-28161**
> **Filed March 17, 2011**
> **Schedule 14f-1**
> **File No. 000-28161**
> **Filed February 22, 2011**

Dear Mr. Hand:

     We have completed our review of your filings and have no further comments at this time.

     Sincerely,

     Lauren Nguyen
     Attorney-Advisor